Exhibit 21.01

SUBSIDIARIES OF NRG YIELD LLC

Entity Name	Domestic Jurisdiction
Alta Wind 1-5 Holding Company, LLC	Delaware
Alta Wind Company, LLC	Delaware
NRG Energy Center Omaha LLC	Delaware
NRG Energy Center Omaha Holdings LLC	Delaware
NRG South Trent Holdings LLC	Delaware
NRG Yield Operating LLC	Delaware
NRG Yield RPV Holding LLC	Delaware
NYLD Fuel Cell Holdings LLC	Delaware
UB Fuel Cell, LLC	Connecticut